POLYMET MINING CORP.
ANNUAL GENERAL AND SPECIAL MEETING
FOR HOLDERS AS OF 5/2/18
TO BE HELD ON 6/27/18

Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET the night before the meeting or cut-off date.

Vote by Internet:	www.proxyvote.com
Vote by Phone:	1-800-454-8683
Vote by Mail:	Use the envelope enclosed

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E48276-P04131

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following materials are available at www.proxyvote.com:
Annual Report and Information Circular/Proxy Statement

The Board of Directors recommends you vote FOR the following proposals:

1. Election of Directors

To elect nine directors

	For	Withhold
1a. Dennis M. Bartlett	☐	☐
1b. Jonathan Cherry	☐	☐
1c. Mike Ciricillo	☐	☐
1d. Dr. David Dreisinger	☐	☐
1e. W. Ian L. Forrest	☐	☐
1f. Helen Harper	☐	☐
1g. Alan R. Hodnik	☐	☐
1h. Stephen Rowland	☐	☐
1i. Michael M. Sill	☐	☐

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

	For	Withhold
2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
3. Approval of the Company's Amended Omnibus Share Compensation Plan Approve the Company's Amended Omnibus Share Compensation Plan as more particularly set out in the Management Information Circular.	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

	Yes	No
HOUSEHOLDING ELECTION - please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date